ROOT, INC.
80 E. Rich Street, Suite 500
Columbus, OH 43215
October 23, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer

RE:	Root, Inc.
Registration Statement on Form S-1
File No. 333-249332
Acceleration Request
Requested Date:      Tuesday, October 27, 2020
Requested Time:      4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Root, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Tuesday, October 27, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes David G. Peinsipp of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with David G. Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Cooley LLP, Attention: David G. Peinsipp.
If you have any questions regarding this request, please contact David Peinsipp of Cooley LLP at (415) 693-2177 or Nicole Brookshire of Cooley LLP at (212) 479-6157.
[Signature Page Follows]

Very truly yours,

ROOT, INC.

By:	/s/ Jon Allison
Name:	Jon Allison
Title:	General Counsel

cc:	Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Nicole Brookshire, Cooley LLP
David Peinsipp, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
Company Signature Page to Acceleration Request